UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 27, 2018, announcing preliminary financial results for the quarter ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 28, 2018	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q4 2017 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, February 27, 2018. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2017.

Highlights

•	Declaration of fourth quarter dividend of $0.35 per share, the Company’s 56th consecutive quarterly dividend

•	Improving market conditions led to first profit share income from eight Capesize dry bulk carriers on long term charters

•	Net income of $20 million and $152 million of total charter revenues for the fourth quarter

•	Continued renewal of the fleet with the divestment of an older crude oil tanker vessel

•	Strengthened balance sheet with early conversion of $121 million of convertible notes and redemption of remaining $63 million

•	In February 2018, Seadrill Limited announced a global settlement in its Chapter 11 cases. The recent amendments do not result in any changes to terms affecting Ship Finance

Selected key financial data

Three Months Ended
	Dec 31, 2017	Sep 30, 2017
Long term charter revenues(1)	$139 million	$133 million
Short term charters(2)	$13 million	$17 million
Total charter revenues(1)(2)	$152 million	$150 million
Adjusted EBITDA(3)	$117 million	$115 million
Net Income	$20 million	$29 million
Earnings per share	$0.20	$0.31

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “We have continued to take proactive measures to strengthen our balance sheet through the early conversion of a large portion of our convertible notes in the fourth quarter and the redemption of the remainder at maturity subsequent to quarter end. This significantly enhances our financial profile, allowing us to further our focus on growth. We have been actively evaluating investment opportunities and expect to see new projects materialize later this year.”

Dividends and Results for the Quarter Ended December 31, 2017
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around March 27 to shareholders on record as of March 19, and the ex-dividend date on the New York Stock Exchange will be March 16, 2018.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $96.1 million, or $0.94 per share, in the fourth quarter of 2017. This number excludes $7.9 million of charter revenues classified as ‘repayment of investment in finance leases’ and $47.9 million of charter revenues earned by 100% owned assets classified as ‘investment in associates’. Inclusive of those revenues, the total charter revenues were $152 million, or $1.49 per share.

1.
Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Reported net operating income pursuant to U.S. GAAP for the quarter was $38.6 million, or $0.38 per share, and reported net income was $20.1 million, or $0.20 per share. Adjusted for various non-cash and one-off items(4), the result was $24.9 million, or $0.24 per share.

Business Update
As of December 31, 2017, and adjusted for subsequent divestments, the fixed rate charter backlog from the Company’s fleet of 69 vessels and rigs was approximately $3.1 billion, with an average remaining charter term of nearly 5 years, or more than 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.

Tankers
The Company currently owns 14 crude oil, product and chemical tankers, 12 of which are employed on long term charters. The crude oil tanker market improved from the previous quarter, yet rates remained at insufficient levels for the vessels chartered to Frontline Shipping Limited to earn average daily rates above the contracted base charter rate of $20,000 per day. No profit share was earned from these vessels in the fourth quarter, and Ship Finance does not expect to earn a profit share from these vessels in the first quarter of 2018 based on the current spot market for VLCCs reported by market sources.
The average daily time charter equivalent rate of the Company’s two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline was approximately $20,400 in the fourth quarter, compared to $24,800 per day on average in the previous quarter.
Subsequent to quarter end, the Company sold the 1999-built VLCC Front Circassia to an unrelated third party. The net sale proceeds were approximately $17.5 million, and in addition, the Company will receive an interest bearing loan note of approximately $8.9 million from Frontline Shipping Limited as compensation for the early termination of the charter. Following the sale, Ship Finance has eight VLCCs on long term charters to Frontline Shipping Limited.
The two LR2 product tankers employed under long term charters to Phillips 66 had their first full quarter of earnings in the fourth quarter, generating approximately $4 million of aggregate combined charter hire.

Offshore
Ship Finance owns five offshore support vessels and four drilling rigs. With the exception of the jack-up rig Soehanah, which is currently employed under a short term charter, all of the Company’s offshore assets are employed on long term charters.
The Company’s drilling rigs generated approximately $49 million in aggregate charter revenues in the fourth quarter of 2017. Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs.
Seadrill commenced Chapter 11 proceedings and filed prearranged cases in the Southern District of Texas, U.S in September 2017. This was part of a comprehensive restructuring plan entered into with various creditors including Ship Finance, certain third party and related party investors and substantially all their secured lenders on a recapitalization of Seadrill under the terms of a restructuring support and lock-up agreements (the “RSA”).

On February 26, 2018, Seadrill succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of Seadrill's bondholders by principal amount have now signed up to the RSA to support the restructuring.
Ship Finance and approximately 99% of Seadrill's bank lenders by principal amount had previously signed and remain party to the RSA, and the settlement does not result in any changes to terms affecting Ship Finance or the bank lenders.

Assuming the new global settlement is approved by the court, Ship Finance has agreed to reduce the contractual charter hire for the three rigs by approximately 29% for a period of five years, beginning January 2018, with the reduced amounts added back in the period thereafter. The term of the leases for West Hercules and West Taurus will also be extended by 13 months until December 2024. Seadrill will continue to pay full charter hire until the restructuring plan is approved, and net of interest and debt amortization, the contribution from the three rigs was approximately $15.2 million, or $0.15 per share in the fourth quarter.
Seadrill has sub chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment, semi-submersible rig West Hercules has recently been awarded two consectutive sub-charters in the North Sea, with expected start up in April 2018. The semi-submersible rig West Taurus is currently in layup in Spain.
The 2007-built drilling rig Soehanah, is currently employed under a one-year drilling contract with a national oil company in Asia until June 2018, with an option to extend the charter until June 2019. The rig is debt free, and the EBITDA contribution from the charter is approximately $0.9 million per quarter.
The five offshore support vessels on long term charters to a subsidiary of Solstad Farstad ASA generated revenues of approximately $2.4 million in the fourth quarter. The charters were originally agreed in 2007/2008, and the charter rates were reduced in 2017 due to the downturn in the offshore market. The markets for offshore support vessels remains challenging and the vessels are currently not employed on sub-charters.

Liner
Ship Finance has a fleet of 22 container vessels and two car carriers. With the exception of one smaller 1,700 TEU container vessel, all container vessels are employed on long term fixed rate charters.
The container market has strengthened during 2017, and most of the operators announced positive results in the fourth quarter. We also see higher activity in the chartering market, both for modern eco-type vessels, and also for feeder size vessels trading in the short term market.
The two car carriers, Glovis Conductor and Glovis Composer, are currently chartered out until medio 2018. The market for car carriers has improved over the last few months, and the Company expects to re-charter these vessels on short to medium term charters until we see further stengthening in charter rates.

Dry Bulk
The Company owns 22 dry bulk carriers, 15 which are employed on long term charters and seven trading in the spot market.
The chartering market for dry bulk carriers improved significantly from the third to the fourth quarter, and the Company’s profit share agreement for eight Capesize vessels on long term charters to Golden Ocean Group Limited generated $0.2 million of incremental earnings. In general, market rates in the dry bulk sector consistently improved over the course of the year, and according to market sources, the charter rate for Capesize dry bulk carriers could be above the profit share threshold in the next few quarters.
Ship Finance’s dry bulk carriers trading in the spot market are all Handysize vessels between 32,000 and 34,000 dwt. These vessels earned average time charter equivalent rates of approximately $9,000 per trading day in the fourth quarter, up from $6,700 in the third quarter.

Financing and Capital Expenditure
As of December 31, 2017, Ship Finance had approximately $199 million of available liquidity(5). In addition, the Company had marketable securities of approximately $94 million, based on prevailing market prices at year end. These include 11 million shares in Frontline and financial investments in senior secured bonds and other securities. At year end, Ship Finance also had six debt free vessels and rigs with a combined charter free value of $176 million, based on average broker appraisals.
In October 2017, Ship Finance announced that it had entered into separate agreements with certain holders of its 3.25% Senior Unsecured Convertible Notes due 2018 (the “Notes”) to convert a portion of the outstanding

Notes as a proactive measure to further strengthen the Company’s balance sheet. Approximately $121 million in aggregate principal amount of the Notes were converted into common shares of the Company at prevailing market prices, and approximately 9.4 million new shares were issued.
Subsequent to quarter end, the remaining outstanding of approximately $63 million principal amount of the Notes were settled, with the principal amount paid in cash, and the balance in approximately 650,000 newly issued shares. The number of shares economically outstanding following these conversions is approximately 103.6 million(6).

Strategy and Outlook
We are committed to maintaining a conservative business strategy and the majority of our assets are on long term charters to reputable operators in the shipping and offshore markets. The diversified and extensive charter portfolio with more than eight years weighted average charter term provides the Company with a strong visibility into future cash flows, while our limited spot exposure and the structure of several of our charter contracts provides further upside to improving market conditions in certain sectors.
Ship Finance believes the combination of a challenging banking market for many operators and low asset prices will create significant investment opportunities for the Company, particularly in market sectors where downside asset risk is limited and the potential exists for asset value appreciation.
The Company maintains a strong liquidity profile and access to the capital markets which was displayed in successful transactions in the bank loan and bond markets in 2017. Accordingly, Ship Finance should be well positioned for further growth and we expect to develop new attractive opportunities going forward.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed to be the ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as a webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 27, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2017 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2017
except per share data)	2017	2017	(unaudited)
Charter revenues - operating lease	78,946	76,208	301,789
Charter revenues - finance lease	24,856	25,321	106,121
Revenues classified as Repayment of investment in finance leases	(7,862)	(7,856)	(32,846)
Profit share income	162	—	5,814
Total operating revenues	96,102	93,673	380,878

Gain (loss) on sale of assets and termination of charters	—	345	1,124

Vessel operating expenses	(33,088)	(32,596)	(131,794)
Administrative expenses	(1,724)	(1,702)	(7,432)
Depreciation	(22,649)	(22,137)	(88,150)

Total operating expenses	(57,461)	(56,435)	(227,376)

Operating income	38,641	37,583	154,626

Results in associates(1)	3,684	6,227	23,766
Interest income from associates(1)	3,532	3,533	15,265
Interest income, other	995	681	4,065
Interest expense	(20,093)	(21,695)	(81,401)
Amortization of deferred charges	(1,900)	(2,419)	(9,013)
Income (expense) related to non-designated derivatives	2,683	7,339	3,084
Other financial items	(7,457)	(2,518)	(9,183)
Taxes	—	—	—
Net income	20,085	28,731	101,209

Basic earnings per share ($)	0.20	0.31	1.06

Weighted average number of shares(2)	101,804,631	93,504,575	95,596,644
Common shares outstanding(2)	102,930,873	93,504,575	102,930,873

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(2) The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

(4) (Page 2) Non-cash amortization of deferred charges of $1.9 million, a $4.4 million negative impact arising from impairments, a $3.5 million positive mark-to-market valuation of hedging instruments contribution and a $2 million one-off vessel operating cost.
(5) (Page 4) ‘Available liquidity’ includes cash and cash equivalents in 100% owned consolidated and unconsolidated subsidiaries, plus freely available undrawn revolving credit facilities
(6) (Page 4) Excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2017 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,
(in thousands of $)	2017	2017
ASSETS
Short term
Cash and cash equivalents	153,052	245,782
Available for sale securities	93,802	115,921
Amount due from related parties	9,625	12,125
Other current assets	61,216	56,235

Long term
Vessels and equipment, net	1,762,596	1,784,504
Investment in finance leases	585,975	593,992
Investment in associates(1)	10,678	6,572
Amount due from related parties - Long term(1)	314,000	322,090
Other long term assets	21,138	19,630

Total assets	3,012,082	3,156,851

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	313,823	467,224
Amount due to related parties	857	621
Other current liabilities	29,065	56,672

Long term
Long term interest bearing debt, net of deferred charges	1,190,184	1,244,919
Other long term liabilities	283,156	285,336

Stockholders’ equity	1,194,997	1,102,079
Total liabilities and stockholders’ equity	3,012,082	3,156,851

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2017 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2017
	2017	2017	(unaudited)

OPERATING ACTIVITIES
Net income	20,085	28,731	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,234	24,241	95,914
Adjustment of derivatives to fair value recognised in net income	(3,484)	(8,883)	(8,208)
Results in associates	(3,684)	(6,227)	(23,766)
Loss (gain) on sale of assets and termination of charters	—	(345)	(1,124)
Other, net	11,327	(2,179)	10,262
Change in operating assets and liabilities	(3,786)	(3,381)	3,509
Net cash provided by operating activities	44,692	31,957	177,796

INVESTING ACTIVITIES
Restricted cash released/(placed)	—	9,000	—
Repayment of investment in finance leases	7,633	7,627	31,929
Net investment in newbuildings and vessel deposits	—	(69,204)	(81,664)
Proceeds from sale of vessel/newbuildings and termination of charters	—	12,029	74,791
Cash received from (paid to) associates(1)	(3,646)	9,727	27,322
Other assets / investments	11,720	—	(4,016)
Net cash provided by/ (used in) investing activities	15,707	(30,821)	48,362

FINANCING ACTIVITIES
Repayments of lease obligation liability	(1,741)	(1,701)	(5,296)
Proceeds from long and short term debt	—	76,000	302,104
Expenses paid in connection with securing finance	(1,033)	(821)	(2,554)
Repayment of long and short term debt	(85,231)	(26,849)	(179,354)
Resale (repurchase) of Company bonds	—	(18,255)	(68,383)
Principal settlements of cross currency swaps, net	(29,186)	—	(29,186)
Cash received from share issue	88	—	88
Cash dividends paid	(36,026)	(32,727)	(152,907)
Net cash provided by/ (used in) financing activities	(153,129)	(4,353)	(135,488)

Net increase/ (decrease) in cash and cash equivalents	(92,730)	(3,217)	90,670
Cash and cash equivalents at beginning of period	245,782	248,999	62,382
Cash and cash equivalents at end of period	153,052	245,782	153,052

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2017 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended December 31, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,925	14,100	20,859	47,884
Revenues classified as Repayment of investment in finance leases	(8,174)	(9,488)	(14,290)	(31,952)
Interest expense, related party(1)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,213)	(2,638)	(3,443)	(8,294)
Other items	(212)	(202)	(8)	(422)
Net income(2)	1,055	872	1,757	3,684

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of December 31, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	4,846	4,540	7,631	17,017
Investment in finance leases	334,480	325,707	431,134	1,091,321
Other assets	4,366	4,757	329	9,452
Total assets	343,692	335,004	439,094	1,117,790

Short term and current portion of long term interest bearing debt	22,667	27,500	47,500	97,667
Other current liabilities	2,975	1,943	4,043	8,961

Long term interest bearing debt	202,415	222,819	261,250	686,484
Long term loans from shareholders, net	113,000	80,000	121,000	314,000

Stockholder's equity(1)	2,635	2,742	5,301	10,678

Total liabilities and stockholder's equity	343,692	335,004	439,094	1,117,790

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
FOURTH QUARTER 2017 (UNAUDITED)

Adjusted EBITDA	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2017
	2017	2017	(unaudited)
Net income	20,085	28,731	101,209

Add:
(Income) expense related to non-designated derivatives	(2,683)	(7,339)	(3,084)
Amortization of deferred charges	1,900	2,419	9,013
Interest expense	20,093	21,695	81,401
Interest income, other(1)	(739)	(426)	(1,723)
Interest income from associates	(3,532)	(3,533)	(15,265)
Results in associates	(3,684)	(6,227)	(23,766)
Depreciation	22,649	22,137	88,150
Loss (gain) on sale of assets and termination of charters	—	(345)	(1,124)
Repayment of investment in finance leases	7,633	7,627	31,929
Other reconciling items	7,217	2,270	11,557
Investment in subsidiaries accounted for as associates:
Charter revenues - finance lease	47,884	48,073	189,921

Adjusted EBITDA (2)	116,823	115,082	468,218

(1)	Interest income excludes income generated from financial investments.

(2)
‘Adjusted EBITDA’ is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.